Exhibit 99.1

Paris, February 24, 2006

ILOG S.A. – Disclosure of trading in own shares

ILOG repurchased 52 800 shares between Feb 2 & 23 at an average price of €12.2188 for a total of: €645,150.22

ILOG owns as of today 400,044 shares bought at an average price of €12.1662 for an overall total of:€4 867 036,58.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. The BRMS market share leader, ILOG was founded in 1987 and employs more than 700 people worldwide. For more information, please visit http://www.ilog.com.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Bernard Compagnon

Cubitt Consulting

+44 20 7367 5100 (London)

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com